Via Facsimile and U.S. Mail
Mail Stop 6010


July 1, 2005


Mr. G. Dale Garlow
Chief Executive Officer
Vyrex Corporation
2159 Avenida de la Playa
La Jolla, CA  92037


Re:	Vyrex Corporation
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Filed March 29, 2005
	File No. 000-27866


Dear Mr. Garlow:

	We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. As your auditor has relied on the reports of other auditors, please provide us the reports of those other auditors, as they apparently should have been included in your filing. Please refer to
Rule 2-05 of Regulation S-X.


Notes to Financial Statements, page F-7

2.  Summary of Significant Accounting Policies, page F-9

2. Please tell us how you have accounted for the salaries not being received by your current employees and how your accounting complies with GAAP. Tell us whether and to what extent you have a liability for these salaries and where it is recorded in your financial statements.

4.  License and Collaboration Agreements, page F-11

3. Please tell us how you recognized revenue for all amounts received to date for the license agreement and how your accounting complies with SAB 104 particularly as it relates to non-refundable amounts. Also include in your response the duration of and your obligations under the license agreement and why you did not defer income.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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G. Dale Garlow
Vyrex Coporation
July 1, 2005
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